SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Priority Healthcare Corporation

(Name of Issuer)

Class A Common Stock, $.01 Par Value

Class B Common Stock, $.01 Par Value

(Title of Class of Securities)

Class A: 74264T 20 1

Class B: 74264T 10 2

(CUSIP Number)

William E. Bindley

8909 Purdue Road

Indianapolis, Indiana 46268

(317) 704-4162

Copy to:

James A. Aschleman, Esq.

Baker & Daniels LLP

300 North Meridian Street

Indianapolis, Indiana 46204

(317) 237-1131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box    ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No.

Class A: 74264T 20 1

Class B: 74264T 10 2

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) William E. Bindley
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions): Not applicable.
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable.	☐
(6)	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	(7) Sole Voting Power Class A: 0 Class B: 0 (8) Shared Voting Power Class A: 0 Class B: 0 (9) Sole Dispositive Power Class A: 0 Class B: 0 (10) Shared Dispositive Power Class A: 0 Class B: 0

(11)	Aggregate Amount Beneficially Owned by each Reporting Person. Class A: 0 Class B: 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11): Class A: 0% Class B: 0%
(14)	Type of Reporting Person (See Instructions): IN

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) William E. Bindley Charitable Remainder Unitrust dated May 14, 1997
(2)	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions): Not applicable.
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to items 2(d) or 2(e) Not applicable.	☐
(6)	Citizenship or Place of Organization: United States of America

Number of shares Beneficially Owned by Each Reporting Person With:	(7) Sole Voting Power Class A: 0 Class B: 0 (8) Shared Voting Power Class A: 0 Class B: 0 (9) Sole Dispositive Power Class A: 0 Class B: 0 (10) Shared Dispositive Power Class A: 0 Class B: 0

(11)	Aggregate Amount Beneficially Owned by each Reporting Person. Class A: 0 Class B: 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11): Class A: 0% Class B: 0%
(14)	Type of Reporting Person (See Instructions): OO

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) William E. Bindley Grantor Retained Annuity Trust dated February 13, 2003
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions): Not applicable.
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable.	☐
(6)	Citizenship or Place of Organization: United States of America

Number of shares Beneficially Owned by Each Reporting Person With:	(7) Sole Voting Power Class A: 0 Class B: 0 (8) Shared Voting Power Class A: 0 Class B: 0 (9) Sole Dispositive Power Class A: 0 Class B: 0 (10) Shared Dispositive Power Class A: 0 Class B: 0

(11)	Aggregate Amount Beneficially Owned by each Reporting Person. Class A: 0 Class B: 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11): Class A: 0% Class B: 0%
(14)	Type of Reporting Person (See Instructions): OO

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) William E. Bindley Grantor Retained Annuity Trust dated February 3, 2004
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions): Not applicable.
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable.	☐
(6)	Citizenship or Place of Organization: United States of America

Number of shares Beneficially Owned by Each Reporting Person With:	(7) Sole Voting Power Class A: 0 Class B: 0 (8) Shared Voting Power Class A: 0 Class B: 0 (9) Sole Dispositive Power Class A: 0 Class B: 0 (10) Shared Dispositive Power Class A: 0 Class B: 0

(11)	Aggregate Amount Beneficially Owned by each Reporting Person. Class A: 0 Class B: 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11): Class A: 0% Class B: 0%
(14)	Type of Reporting Person (See Instructions): OO

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) William E. Bindley Grantor Retained Annuity Trust dated February 9, 2005
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions): Not applicable.
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable.	☐
(6)	Citizenship or Place of Organization: United States of America

Number of shares Beneficially Owned by Each Reporting Person With:	(7) Sole Voting Power Class A: 0 Class B: 0 (8) Shared Voting Power Class A: 0 Class B: 0 (9) Sole Dispositive Power Class A: 0 Class B: 0 (10) Shared Dispositive Power Class A: 0 Class B: 0

(11)	Aggregate Amount Beneficially Owned by each Reporting Person. Class A: 0 Class B: 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11): Class A: 0% Class B: 0%
(14)	Type of Reporting Person (See Instructions): OO

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) William E. Bindley Family Grantor Retained Annuity Trust dated May 12, 2005
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions): Not applicable.
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not applicable.	☐
(6)	Citizenship or Place of Organization: United States of America

Number of shares Beneficially Owned by Each Reporting Person With:	(7) Sole Voting Power Class A: 0 Class B: 0 (8) Shared Voting Power Class A: 0 Class B: 0 (9) Sole Dispositive Power Class A: 0 Class B: 0 (10) Shared Dispositive Power Class A: 0 Class B: 0

(11)	Aggregate Amount Beneficially Owned by each Reporting Person. Class A: 0 Class B: 0
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11): Class A: 0% Class B: 0%
(14)	Type of Reporting Person (See Instructions): OO

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is a joint filing of William E. Bindley, the William E. Bindley Charitable Remainder Unitrust dated May 14, 1997, the William E. Bindley Grantor Retained Annuity Trust dated February 13, 2003, the William E. Bindley Grantor Retained Annuity Trust dated February 3, 2004, the William E. Bindley Grantor Retained Annuity Trust dated February 9, 2005, and the William E. Bindley Family Grantor Retained Annuity Trust dated May 12, 2005 (collectively, the “Reporting Persons”) and amends the Schedule 13D filed by William E. Bindley with the Securities and Exchange Commission on January 8, 1999 (the “Original Schedule 13D”) and Amendment No. 1 to the Original Schedule 13D filed with the Securities and Exchange Commission on July 22, 2005 (“Amendment No. 1”). Except as otherwise specifically stated, this Amendment No. 2 amends and restates the Original Schedule 13D and Amendment No. 1 thereto.

Item 1. Security and Issuer.

This Amendment No. 2 relates to the Class A Common Stock, $.01 par value, and the Class B Common Stock, $.01 par value, of Priority Healthcare Corporation, an Indiana corporation (“PHC”), whose principal executive offices are located at 250 Technology Park, Lake Mary, Florida 32746 (shares of PHC Class A Common Stock and Class B Common Stock sometimes are collectively referred to herein as “Common Stock”). Both Class A and Class B Common Stock entitle holders thereof to the same rights and privileges, except holders of Class A Common Stock are entitled to three votes per share and holders of Class B Common Stock are entitled to one vote per share. The holders of Class A Common Stock and Class B Common Stock generally vote together as a single class on all matters submitted to a vote of holders of Common Stock. Any holder of shares of Class A Common Stock may request to convert any or all of its shares of Class A Common Stock into shares of Class B Common Stock at any time on a one-for-one basis. Class A Common Stock will automatically convert into Class B Common Stock on a one-for-one basis upon certain transfers.

Item 2. Identity and Background.

This Amendment No. 2 is being filed on behalf of each of the following Reporting Persons:

(a)	Name:	(i)	William E. Bindley

		(ii)	William E. Bindley Charitable Remainder Unitrust dated May 14, 1997 (the “CRUT”)

		(iii)	William E. Bindley Grantor Retained Annuity Trust dated February 13, 2003 (“GRAT 1”)

	(iv)	William E. Bindley Grantor Retained Annuity Trust dated February 3, 2004 (“GRAT 2”)

	(v)	William E. Bindley Grantor Retained Annuity Trust dated February 9, 2005 (“GRAT 3”)

	(vi)	William E. Bindley Family Grantor Retained Annuity Trust dated May 12, 2005 (“GRAT 4”)

(b)	(i)	Mr. Bindley’s business address is:
8909 Purdue Road
Indianapolis, Indiana 46268

	(ii)	CRUT is an Indiana trust. Its principal address is:
8909 Purdue Road
Indianapolis, Indiana 46268

	(iii)	GRAT 1 is an Indiana trust. Its principal address is:
8909 Purdue Road
Indianapolis, Indiana 46268

	(iv)	GRAT 2 is an Indiana trust. Its principal address is:
8909 Purdue Road
Indianapolis, Indiana 46268

	(v)	GRAT 3 is an Indiana trust. Its principal address is:
8909 Purdue Road
Indianapolis, Indiana 46268

	(vi)	GRAT 4 is an Indiana trust. Its principal address is:
8909 Purdue Road
Indianapolis, Indiana 46268

(c)	Present Principal Occupation of Mr. Bindley: Chairman of Bindley Capital Partners, LLC, 8909 Purdue Road, Indianapolis, Indiana 46268.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him or it, enjoining him or it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Bindley is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

(a)-(b)

Pursuant to an Agreement and Plan of Merger dated as of July 21, 2005 (the “Merger Agreement”) by and among Express Scripts, Inc. (“Express Scripts”), Pony Acquisition Corporation (“Pony”) and Priority Healthcare Corporation (the “Company”), Pony merged with and into the Company, with the Company as the surviving corporation (the “Merger”). Pursuant to the Merger Agreement, the Company became a wholly owned subsidiary of Express Scripts on October 14, 2005, when the Articles of Merger filed with the Secretary of State of the State of Indiana became effective and all issued and outstanding shares were cancelled, extinguished and converted into the right to receive an amount equal to $28 per share in cash, without interest, less any required withholding taxes.

(c)-(j)

None of the Reporting Persons has a present plan or proposal that relates to, or would result in, any of the actions specified in clauses (c) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(e)

As a result of the Merger and effective upon the filing of the Articles of Merger with the Secretary of State of the State of Indiana on October 14, 2005, none of the Reporting Persons own any securities of the Company.

Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Materials to be filed as Exhibits.

Exhibit 99.1	Agreement and Plan of Merger dated as of July 21, 2005, by and among Express Scripts, Inc., Pony Acquisition Corporation, and Priority Healthcare Corporation (incorporated herein by reference from Exhibit 2.1 to the Priority Healthcare Corporation Current Report on Form 8-K filed July 22, 2005).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ William E. Bindley
William E. Bindley
Dated: October 17, 2005

WILLIAM E. BINDLEY CHARITABLE
REMAINDER UNITRUST DATED MAY 14, 1997

By:	/s/ William E. Bindley
William E. Bindley, Trustee
Dated: October 17, 2005

WILLIAM E. BINDLEY GRANTOR RETAINED ANNUITY TRUST DATED FEBRUARY 13, 2003

By:	/s/ William E. Bindley
William E. Bindley, Trustee
Dated: October 17, 2005

WILLIAM E. BINDLEY GRANTOR RETAINED ANNUITY TRUST DATED FEBRUARY 3, 2004

By:	/s/ William E. Bindley
William E. Bindley, Trustee
Dated: October 17, 2005

WILLIAM E. BINDLEY GRANTOR RETAINED ANNUITY TRUST DATED FEBRUARY 9, 2005

By:	/s/ William E. Bindley
William E. Bindley, Trustee
Dated: October 17, 2005

WILLIAM E. BINDLEY FAMILY GRANTOR RETAINED ANNUITY TRUST DATED MAY 12, 2005

By:	/s/ William E. Bindley
William E. Bindley, Trustee
Dated: October 17, 2005

EXHIBIT INDEX

Exhibit 99.1	Agreement and Plan of Merger dated as of July 21, 2005, by and among Express Scripts, Inc., Pony Acquisition Corporation, and Priority Healthcare Corporation (incorporated herein by reference from Exhibit 2.1 to the Priority Healthcare Corporation Current Report on Form 8-K filed July 22, 2005).